CRYSTAL SYSTEMS SOLUTIONS REPORTS
SIGNIFICANTLY IMPROVED FIRST QUARTER RESULTS

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Revenues Increased to $13.3 Million, Profitability Reached

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Crystal-Liraz Merger Proceeding as Planned

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Arik Kilman Assumes CEO Role

Herzlia, Israel - May 18, 2003 - Crystal Systems Solutions Ltd. (NASDAQ: CRYS), a global market leader in providing end-to-end IT modernization and cross platform rehosting solutions, today announced improved operating and financial results for the first quarter of 2003 ended March 31, 2003.

Total revenues for the first quarter of 2003 increased to $13.3 million from $8.1 million for the first quarter of 2002. The net profit for the first quarter of 2003 was $62,000, or $0.00 per share, compared with a net loss of $238,000, or ($0.02) per share, for the comparable quarter last year.

First quarter results provided the initial visible proof of the benefits of the merger and restructuring plan. Despite the fragile economic environment and the well-publicized delays in corporate decision-making processes, Crystal attained its measurable operating objectives by generating revenues above $13 million, positive EBITDA and positive cash flow.

During the first quarter, Crystal successfully completed its tender offer to acquire all outstanding shares in Liraz Systems Ltd. As a result, the entire merger plan with Liraz, and its wholly owned subsidiary, BluePhoenix Solutions, was immediately implemented. As previously announced, the reorganization plan was designed to integrate and enhance the capabilities of each geographic business unit, while increasing the Company's overall efficiency. In order to further decrease operating costs and create the optimal revenue model and cost structure, the Company has evaluated overlapping functions and is reducing or redirecting resources accordingly.

As a result of the merger between BluePhoenix and Crystal, Mr. Arik Kilman, who currently is President and CEO of BluePhoenix has been appointed CEO of Crystal, replacing Mr. Chanan Weiss, who is leaving to pursue other opportunities. Mr. Kilman, age 50, previously served as the President of Liraz Systems Ltd., an Israeli public company (TASE:LIRAZ), and between 1998 through 2000, as CEO of Level 8, a U.S. public company (OTCBB: LVEL).

Mr. Gad Goldstein, Chairman of Crystal Systems Solutions, commented on the change in chief executive officers, "Chanan Weiss has very ably served as CEO of Crystal for the past two years. He oversaw the successful transition of the Company, from its previous mission as a major global provider of euro currency conversion solutions, to a provider of leading software products and support services for the modernization of existing information systems. We are grateful for his leadership role and contributions, and wish him continued success in his future endeavors. Arik Kilman, as our new CEO, brings a proven set of experience, expertise and abilities needed to take the new configuration of our company to the next level of performance."

Additionally, Crystal is pursuing acquisitions of minority shareholdings in some of its subsidiaries and affiliated companies, in order to allow for calculated resource allocations and to encourage all geographic or functional business units to share the business objectives of the parent company, without conflicting interests. By acquiring these minority shareholdings, the Company expects to streamline operations, align shareholder interests, and consolidate technologies as a unified suite of next generation tools and products in order to be an end-to-end provider of IT modernization solutions.

The merged company has unified its corporate mission to create a global brand in the enterprise IT modernization market. The Company's immediate focus is to gain recognition for its technologies and strengthen its position as a leading solutions provider. In a recently published report by Gartner Inc., the newly merged entity received its first stamp of approval by being named as one of three solution providers identified as a leader for the growing legacy modernization market.

Currently, Crystal and BluePhoenix have five delivery centers in North America, Europe and Asia. These centers provide additional resources and expertise, allowing the Company to provide end-to-end solutions, whether local or remote, as either time and material or fixed price projects. The R&D centers in the US and Israel enable continuous product support, ensure a solid maintenance revenue stream, and support a highly satisfied customer base.

"The combination of Crystal and BluePhoenix create a company with a global presence, highly regarded technology and extensive business expertise. The solutions, products, and services we offer extend the ROI of corporate IT investments through the modernization of existing systems. We help organizations make the best use of their legacy systems, while rapidly responding to ongoing business and technology changes. We believe that with our management team, we can overcome current difficulties and obstacles and drive the Company towards measurable success," said Mr. Kilman.

"Both the integrated new business entity and its Mainsoft subsidiary contributed to the positive results of this quarter, and show that the building blocks for a successful company are already in place. In order to achieve that goal we will now focus on improving our visibility in the market, gaining positive market acceptance and carefully monitoring our costs. We believe that this experienced management team will drive the Company towards continued success," said Mr. Gad Goldstein, Chairman of the Board.

Mr. Goldstein, Mr. Kilman, and Iris Yahal, Crystal's Chief Financial Officer, will discuss first quarter results and will be available to answer questions in a conference call on Monday, May 19, 2003 at 1 P.M. (EDT) / 8 P.M. Israel time. Interested parties are welcome to call the telephone numbers listed below, five to ten minutes prior to the start of the conference call. Callers should reference "Crystal Systems Solutions First Quarter Results" to the AT&T conference call operator.

In the US call: (800) 230-1059

Outside the US call: (612) 288-0318

An automated replay of the conference call will be available from:

May 19th at 04:30 P.M. until May 21st at 11:59 P.M. (EDT).

To access the replay, please call:

(USA) 1-(800) 475-6701 (International) 1-320-365-3844

and enter Crystal's access code of 684953.

About Crystal
Crystal Systems Solutions Ltd. (NASDAQ: CRYS) and its wholly owned subsidiary BluePhoenix Solutions develop and market cost effective Enterprise IT Modernization products and solutions that enable clients to extend the ROI of their existing systems through Understanding, Migration, Transformation and Development. The companies have offices throughout the world including the US, UK, Denmark, Germany, Italy, Netherlands, Israel and Cyprus.

For more information, please visit our web site at

www.crystal-sys.com.or www.bluephoenixsolutions.com

Crystal Systems Solutions is a member of the Formula Group (NASDAQ: FORTY). The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based solutions.

(Tables to Follow)

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.crystal-sys.com

All names and trademarks are their owners' property.

Contact: Iris Yahal +972-9-9526110

CRYSTAL SYSTEMS SOLUTIONS LTD.

(AN ISRAELI CORPORATION)

CONSOLIDATED STATEMENTS OF INCOME

(in thousands, except per share data)

	Three months ended			Year ended
		March 31,		December 31,

	2003		2002	2002
	Unaudited

Revenues	$13,306		$8,053	$36,668

Cost of revenues	6,134		3,191	15,220

Gross profit	7,172		4,862	21,448

Software development costs, net	2,038		1,873	7,387

Selling, general and administrative expenses	4,762		2,479	11,994

	372		510	2,067

Depreciation	338		298	1,251

Restructuring costs & non-recurring expenses	--		--	472

Operating income (loss)	34		212	344

Financial income (expense), net	68		(67)	(195)

Other income (expense), net	284		106	(1,581)

Income (loss) before taxes	386		251	(1,432)

Taxes on income	142		31	(160)
	244		220	(1,592)

Minority interest	(31)		(256)	(702)

Equity in losses of affiliated companies	(151)		(202)	(1,336)

Net income (loss)	62		(238)	(3,630)

Basic earnings (loss) per share	0.00		(0.02)	(0.35)

Diluted earnings (loss) per share	0.00		(0.02)	(0.35)

Common shares outstanding	13,449		10,050	10,517

Common shares assuming dilution	13,449		10,050	10,517

CRYSTAL SYSTEMS SOLUTIONS LTD.

(AN ISRAELI CORPORATION)

CONSOLIDATED BALANCE SHEETS

(in thousands)

	March 31,	December 31
	2003	2002
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$16,208	$15,306
Marketable securities	430	640
Accounts receivable:
Trade	10,303	10,811
Other	2,632	2,924
Total current assets	29,573	29,681

INVESTMENTS	6,097	3,475

FIXED ASSETS
Cost	10,639	11,173
Less - accumulated depreciation	7,518	7,601
Total fixed assets	3,121	3,572

OTHER ASSETS, NET	45,189	50,753
Total assets	$83,980	$87,481

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	$7,972	$7,473
Accounts payable and accruals:
Trade	3,194	3,738
Deffered revenue	5,195	3,094
Other	13,837	14,066
Total current liabilities	30,198	28,371

LONG-TERM LIABILITIES:
Accrued severance pay, net	869	931
Provision for losses in formerly-consolidated subsidiary	2,512	2,512
Loans from banks and others	2,665	2,652
Total long-term liabilities	6,046	6,095

MINORITY INTEREST	4,174	6,294

SHAREHOLDERS' EQUITY (net of cost of 1,870,565 shares held by subsidiaries)	43,562	46,721

Total liabilities and shareholders' equity	$83,980	$87,481